January 30, 2025

W. Michael Madden
Chief Financial Officer
Kirkland's, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027

       Re: Kirkland's, Inc.
           Form 10-K for Fiscal Year Ended February 3, 2024
           Form 10-Q for the Fiscal Period Ended November 2, 2024
           File No. 000-49885
Dear W. Michael Madden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Period Ended November 2, 2024
Notes to Condensed Consolidated Financial Statements
Note 9 - Long-Term Debt, page 12

1. Under "Collaboration Agreement fees" in note 1 you state you recorded the proceeds from these fees as debt. Please tell us the amount of the proceeds you received for these fees and how the amount of the debt recognized for these fees relates to the amount of debt recognized as long term debt in this note. Also, tell us what you recorded as the offsetting debit of the journal entry when you recorded these fees as debt.
2. Please reconcile the carrying amounts of the respective non-convertible and convertible term loans disclosed here at November 2, 2024 with the those disclosed in note 5 of the same date.
 January 30, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3. In the analysis of gross profit, you disclose distribution center costs decreased for the quarter period due to improved levels of cost capitalization in inventory in the current year period compared to the prior year quarter and decreased for the year to date period due to smooth inventory flow. Please explain to us and disclose as appropriate why and how these factors affected distribution center costs. In particular, explain to us the basis for improved levels of cost capitalization.
Form 10-K for Fiscal Year Ended February 3, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2023 Compared to Fiscal 2022
Gross profit, page 30

4. You mention here lower inventory levels impacted merchandise margin, outbound freight costs and distribution center costs. Please explain to us and disclose as appropriate how inventory levels affect these cost items. Additionally, explain to us and disclose as appropriate how improved product flow affected merchandise margin as disclosed.
Non-GAAP Financial Measures, page 31

5. You presently reconcile "EBITDA" to operating loss. Please revise wherever presented to reconcile EBITDA to reported net income/loss pursuant to Question
       103.02 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI).
6. We note asset impairment is an adjustment in arriving at your non-GAAP measure
       "EBITDA." Please either remove this adjustment or revise to label the measure as
       "Adjusted EBITDA" wherever presented. Refer to Question 103.01 of the Non-
       GAAP Financial Measures C&DI.
7. Wherever presented please revise to present a separate reconciliation for "Adjusted operating loss" to its most directly comparable GAAP measure of operating loss pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.
 January 30, 2025
Page 3
Liquidity and Capital Resources
Cash flows from operating activities, page 32

8. You state changes in working capital partially offset the positive impact of improved operating performance. Please discuss specific working capital item(s) and respective underlying factors materially contributing to this offset. In particular, it appears the change between periods in "prepaid expenses and other current assets" materially contributed to the change in operating cash flows. Refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance, and quantify factors cited pursuant to section III.D of Release No. 33-6835 (501.04 of the
       staff   s Codification of Financial Reporting). Also, discuss specific material impacts of
       working capital in interim periods to the extent working capital is cited as a factor for changes in operating cash flows (e.g., inventories in the Form 10-Q for the period ended November 2, 2024).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services